Correspondence

 WEWARDS INC.

3305 Spring Mountain Road, Suite 104

Las Vegas, NV 89102

702-944-5599

March 24, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Morgan Yougwood
Stephen Krikorian

Re:	WEWARDS, INC. Form 10-K for the Fiscal Year Ended May 31, 2024 File No. 000-55957

Dear Ladies and Gentlemen:

This letter sets forth the responses of Wewards, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2024 concerning the Company’s Form 10-K filed with the Commission on August 28, 2024 (the “Annual Report”).

For the convenience of the Staff, each comment from the comment letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended May 31, 2024 Item 9.A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 12

1.	We note that you did not disclose management's conclusion regarding the effectiveness of your internal controls over financial reporting as of May 31, 2024. See Item 308(a)(3) of Regulation S-K. Please revise to disclose management's statement as to whether or not internal control over financial reporting is effective. Please note that Item 9 of the Form 10-K requires that you furnish information required by both Item 307 and 308 of Regulation S-K.

RESPONSE:	The disclosure in the Form 10-K will be revised to address the foregoing comment, as follows:

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, who is one and the same, evaluated the effectiveness of our disclosure controls and procedures as of May 31, 2024 (the “Evaluation Date”). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, the Company’s management concluded, as of the end of the period covered by this Annual Report, that our disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was not accumulated and communicated to management, including the principal executive officer and the principal financial officer, who is one and the same, to allow timely decisions regarding required disclosures as a result of the identified material weakness in internal control over financial reporting, the nature of which is summarized below.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process, under the supervision of the principal executive officer and the principal financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

·	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;
·	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and
·	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has conducted, with the participation of our Principal Executive Officer and our Principal Accounting Officer, who is one and the same, an assessment, including testing of the effectiveness, of our internal control over financial reporting as of Evaluation Date. Management's assessment of internal control over financial reporting was conducted using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013 Framework).

A material weakness is a control deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management's assessment of our internal control over financial reporting, we have determined that there were control deficiencies that constituted material deficiencies, as described below:

1.	We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is management’ s view that such a committee, including a financial expert member, is an important entity level control over the Company’s financial statements. Currently the single-member Board of Directors acts in the capacity of the Audit Committee, and does not include a member that is considered to be independent of management to provide the necessary oversight over management’s activities.

2.	We did not maintain appropriate cash controls – As of May 31, 2024, the Company has not maintained sufficient internal controls over financial reporting for the cash process, including failure to segregate cash handling and accounting functions, and did not require dual signature on the Company’ s bank accounts.

3.	Lack of segregation of duties – We have no employees other than our CEO and CFO, who are one and the same person. Therefore, all accounting information is currently reviewed only by one person.

4.	Related parties – The Company has no formal process related to the identification and approval of related party transactions.

While these control deficiencies did not result in any audit adjustments to our interim or annual financial statements, it could have resulted in a material misstatement that might have been prevented or detected by a segregation of duties. Accordingly, we have determined that these control deficiencies constitute a material weakness.

To the extent reasonably possible, given our limited resources, our goal is to separate the responsibilities of the principal executive officer and principal financial officer, intending to rely on two or more individuals. We will also seek to expand our current board of directors to include additional individuals willing to perform directorial functions. Since the recited remedial actions will require that we hire or engage additional personnel, this material weakness may not be overcome in the near term due to our limited financial resources. Until such remedial actions can be realized, we will continue to rely on the advice of outside professionals and consultants.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting, page 12

2.	Your disclosures state "There have been no changes in [y]our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) or in other factors that occurred during the fourth fiscal quarter of 2018 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please revise to disclose whether there have been any changes in your internal control over financial reporting that occurred during the quarter ended May 31, 2024 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:	The disclosure in the Form 10-K has been revised to state there have been no changes in our internal controls over financial reporting during the fiscal quarter ending May 31, 2024, rather than 2018.

If you have any questions relating to any of the foregoing, please contact Todd Peterson of KSNE2 Enterprises, LLC at (702) 461-1665.

Sincerely,

Wewards, Inc.

/s/ Lei Pei